

September 14, 2022

Anthony Tiscornia
Chief Financial Officer
Coupa Software Inc
55 Almaden Boulevard, 6th Floor
San Jose, California 95113

> **Re: Coupa Software Inc**
> **Form 10-K for the Fiscal Year Ended January 31, 2022**
> **Filed March 16, 2022**
> **Form 8-K furnished on September 6, 2022**
> **File No. 001-37901**

Dear Mr. Tiscornia:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics
Customers with Annualized Subscription Revenue Above $100,000, page 49

1. With regard to your measure of customers with annualized subscription revenue above $100,000, please revise to also disclose the percentage of revenue derived from such customers for each period presented to add context to this metric.

Results of Operations, page 51

2. You state that the increase in revenue in absolute dollars was predominantly driven by the increase in the number of customers with annualized subscription revenue above $100,000. Please remove vague terms such as "predominantly" and instead quantify the

dollar amount of revenue growth from such customers. Also, tell us what impact the Llamasoft acquisition had on your operations in fiscal 2022 compared to 2021 and revise your disclosures as necessary to provide a quantified discussion of this acquisition on your revenue and expenses. Refer to Item 303(b) of Regulation S-K.

Form 8-K furnished on September 6, 2022

Exhibit 99.1

3.   We note your presentation of adjusted free cash flows margin. Please revise to present the most directly comparable GAAP measure of operating cash flows margin with equal or greater prominence. Refer to Question 102.10 of the Non-GAAP C&DI's.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jon Stueve